SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                   SCHEDULE 13G
                                   (Rule 13d-101)

                     INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                 (AMENDMENT NO.   )*
                                               ---

                               SOUND SOURCE INTERACTIVE, INC
                                  -------------
                                 (Name of Issuer)

                                 Common Stock
                                par value $.001
                         -----------------------------
                         (Title of Class of Securities)

                                  83608K 107
                                  ---------
                                (CUSIP Number)

                                 December 31, 1998
                               ---------------
              (Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

[ ]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[X]     Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Page 1 of 7 Pages)

1.  NAME OF REPORTING PERSON:
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ERIC H WINSTON - SSN ###-##-####
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [  ]
                                                               (b)  [X ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION              United States
------------------------------------------------------------------------------
NUMBER OF            5.  SOLE VOTING POWER:      0 shares (See Item 4)
SHARES BENEFICIALLY  ------------------------------------------------------
OWNED BY EACH        6.  SHARED VOTING POWER:    170,838 shares (See Item 4)
REPORTING            --------------------------------------------------------
PERSON               7.  SOLE DISPOSITIVE POWER: 0 shares (See Item 4)
WITH                 --------------------------------------------------------
                     8.  SHARED DISPOSITIVE POWER: 270,838 shares (See Item 4)
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     270,838 shares (See Item 4)
-----------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                               [   ]
-----------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    4.6 (See Items
      4 and 5)
-----------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*                IN
-----------------------------------------------------------------------------

                           Page 2 of 7

Item 1(a).     Name of Issuer:
               --------------
               Sound Source Interactive, Inc. (the "Company")


Item 1(b).     Address of Issuer's Principal Executive Offices:
               -----------------------------------------------
               26115 Mureau Road, Suite B
               Calabasas, CA  91302-3126

Item 2(a).     Name of Person Filing:
               ---------------------

               Eric H. Winston

Item 2(b).     Address of Principal Business Office:
               ------------------------------------
               5567 Springhill Court
               Westlake Village, CA

Item 2(c).     Citizenship:
               -----------

               United States

Item 2(d).     Title of Class of Securities:
               ----------------------------

               Common Stock, par value $.001 (the "Common Stock")

Item 2(e).     CUSIP Number:
               ------------

               83608K 107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
               -------------------------------------------------------------

               Not applicable.

Item 4.        Ownership:
               ----------

               (a) Amount beneficially owned: 270,838 shares(1)

               (b) Percent of class: 4.6 (1)(2)


                        Page 3 of 7 Pages

    (c) Number of shares as to which such person has:

        (i)      Sole power to vote or to direct the vote:  0 shares (3).

        (ii)     Shared power to vote or to direct the vote: 170,838
                 shares(4)

        (iii)    Sole power to dispose or to direct the disposition of:
                 0 shares(5)

        (iv)     Shared power to dispose or to direct the disposition of:
                 270,838 shares(6)

-----------------

       (1) Includes (a) 170,838 shares of Common Stock of which Mr. Winston is the direct beneficial owner and (b) 100,000 shares of Common Stock which Mr. Winston has the right to acquire from Vincent J. Bitetti pursuant to a presently exercisable option.

       (2) Based on 5,867,729 shares of Common Stock outstanding as of November 9, 1998, as set forth in the Company's Proxy Statement dated as of such date.

       (3) Mr. Winston's voting power with respect to all shares of Common Stock owned by him is shared, as described in Note (4) below.

       (4) Includes (a) 170,838 shares of Common Stock which Mr. Winston is the direct beneficial owner, as to all of which Mr. Bitetti has shared voting power as described below. Excludes 100,000 shares of Common Stock which Mr. Winston has the right to acquire from Vincent
       J. Bitetti pursuant to a presently exercisable option. All of the information concerning the voting arrangements to which Mr. Winston's Common Stock is subject is based upon the disclosures set forth in the Company's Proxy Statement dated November 9, 1998.

       Pursuant to the Underwriting Agreement (the "Underwriting Agreement") dated July 1, 1996 pertaining to the Company's initial public offering, the Company granted the underwriters for such offering, The Boston Group, L.P. and Joseph Stevens & Co., L.P., each the right to nominate from time to time one director of the Company or to have an individual designated thereby attend all Board meetings as a nonvoting advisor. In addition, Mr. Bitetti and Mr. Winston each agreed to vote all of their Common Stock in favor of the two director nominees selected by the underwriters. The voting agreement with the underwriters will terminate on July 8, 2001. Effective November 20, 1997, Joseph Stevens & Co., L.P. assigned to the Boston Group, L.P. its director nomination rights under the foregoing agreement.


                                 Page 4 of 7 Pages

        Pursuant to a Stockholder Voting Agreement (the "Stockholder Voting Agreement") dated as of April 30, 1996 among Vincent J. Bitetti, Eric
        H. Winston and ASSI, Inc., Messrs. Bitetti and Winston agreed to vote all of their Common Stock in favor of one director nominee selected by ASSI, Inc. and in favor of an amendment to the Company's Bylaws providing that the number of directors would be five, which provision could not be amended except with the consent of ASSI, Inc. In addition, ASSI, Inc. agreed to vote all of its shares of Common Stock for two directors nominated by Mr. Bitetti as long as he held at least 20 percent of the outstanding Common Stock, and for one director nominated by Mr. Bitetti for as long as he held at least ten percent but less than 20 percent of the outstanding Common Stock. The Stockholder Voting Agreement will terminate on the earlier of July 1, 2001 or the date when Messrs. Bitetti and Winston together cease to own at least ten percent of the outstanding Common Stock.

        On April 27, 1998, the Company entered into a Settlement Agreement (the "Settlement Agreement") dated as of April 24, 1998 with ASSI, Inc., NCD, Inc., The Boston Group, L.P., Vincent J. Bitetti, Ulrich E. Gottschling, Mark A. James and Robert G. Kalik. Pursuant to the Settlement Agreement, among other things, the Bylaws were amended to increase the number of directors from five to seven. Also pursuant to the Settlement Agreement, the Company received the consent (the "Consent") of ASSI, Inc. to certain matters relating to the Stockholder Voting Agreement. Among other things, the Consent provides that as between the Company, ASSI, Inc., The Boston Group, L.P. and Vincent J. Bitetti, the nominees for the seven-person Board of Directors will be determined as follows: two persons may be nominated by Bitetti as long as he holds 750,000 or more shares of the Common Stock (but only one person, if Bitetti holds more than 500,000 and less than 750,000 shares, and no person if Bitetti holds 500,000 or fewer shares); one person may be nominated by ASSI, Inc. as long as it holds 500,000 or more shares of the Common Stock (but no person if ASSI, Inc. holds fewer than 500,000 shares); up to two persons may be nominated by The Boston Group, L.P. (including as assignee of the rights of Joseph Stevens & Co., L.P.) pursuant to the Underwriting Agreement so long as it may be in effect in pertinent part; one person (an "Expansion Member") may be nominated by Mr. Bitetti (subject to approval of such person by ASSI, Inc. (unless a renomination of a presently serving nominee); and one person (another "Expansion Member") may be nominated by ASSI, Inc. (subject to approval of such person by Mr. Bitetti (unless a renomination of a presently serving nominee)). Each Expansion Member must be independent of the Company and the person nominating such Expansion Member, and must meet certain other requirements set forth in the Consent.





                            Page 5 of 7 Pages

          The Consent is terminable at the option of ASSI, Inc. in the event of a breach of the Stockholder Voting Agreement, the Settlement Agreement or the Consent by the Company, Vincent J. Bitetti or Ulrich E. Gottschling prior to the termination of the Stockholder Voting Agreement. In the event of such termination, the authorized number of directors will be automatically reduced from seven to five at the next annual meeting of stockholders, and nominations and elections for the resulting five-member Board will be governed by the Stockholder Voting Agreement and the Underwriting Agreement, without regard to the Consent.


          (5) Excludes (a) 170,838 shares of Common Stock of which Mr. Winston is the direct beneficial owner and (b) 100,000 shares of Common Stock which Mr. Winston holds a presently exercisable option to purchase from Mr. Bitetti, as to all of which shares Mr. Bitetti holds a right of first refusal.

          (6) Includes (a) 170,838 shares of Common Stock of which Mr. Winston is the direct beneficial owner and (b) 100,000 shares of Common Stock which Mr. Winston holds a presently exercisable option to purchase from Mr. Bitetti, as to all of which shares Mr. Bitetti holds a right of first refusal.


Item 5.   Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [X]

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
          ------------------------------------------------------------------

          Not applicable.

Item 8.   Identification and Classification of Member of the Group:
          --------------------------------------------------------

          Not applicable.


                          Page 6 of 7 Pages

Item 9.   Notice of Dissolution of Group:
          ------------------------------

          Not applicable.


Item 10.  Certification:
          -------------

          Not applicable.


Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February 3, 1999                        By:  /s/ Eric H. Winston
                                                       ----------------------
                                                       Eric H. Winston














                             Page 7 of 7 Pages